

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2013

Via E-mail
Daniel J. Cancelmi
Chief Financial Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

      Re: **Tenet Healthcare Corporation**
                 Form 10-K for the Fiscal Year Ended December 31, 2012
                 Filed February 26, 2013
                 File No. 001-07293

Dear Mr. Cancelmi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Joel Parker

                    Joel Parker
                    Accounting Branch Chief